April 17, 2017

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Adam Phippen

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC  20549-7010

Dear Messrs. Thompson and Phippen:

We are in receipt of your letter dated April 6,  2017 regarding our Form 10-K for the fiscal year ended September 24,  2016 filed December 16,  2016.  Our responses to your comments are provided below.  We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 25

1.

We note that long-term liabilities related to self-insurance, workers compensation and general liability insurance and nonqualified investment plan are not included in the table of contractual obligations. In future filings, please add a footnote to the table that discusses these liabilities and the reason why such amounts are excluded from the table.

Response:

Beginning with the Form 10-K for the fiscal year ended September 30, 2017 we will add the following footnote to the table:

“The Company is self-insured for workers’ compensation, general liability, and group medical and dental benefits.  The Company’s self-insurance reserves totaled $xx.x million at September 30, 2017 and $35.9 million at September 24, 2016.  Self-insurance liabilities are based on estimates and actuarial assumptions and can fluctuate in both amount and in timing of cash settlement if historical trends are not predictive of the future.  For this reason they are not included in the above table.

United States Securities and Exchange Commission

April 17, 2017

The Company has a nonqualified investment plan to provide retirement benefits to certain of the Company’s management employees who are otherwise subject to limited participation in the 401(k) feature of the Company’s Investment/Profit Sharing Plan.  The liability to plan participants totaled $xx.x million at September 30, 2017 and $10.7 million at September 24, 2016.  The settlement of this obligation is dependent upon participant elections to withdraw funds, which cannot be predicted.  For this reason they are not included in the above table.”

2.

In future filings, please add a footnote to the table to disclose whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated and provide context for the reader to understand the impact of such costs on your total operating lease obligations.

Response:

Beginning with the Form 10-K for the fiscal year ended September 30, 2017 we will add the following footnote to the table:

“Operating lease obligations in the above table do not include common area maintenance, insurance, utility and tax payments for which the Company is obligated under certain operating leases.  These amounts are not significant compared with the operating lease payments listed in the above table.”

Consolidated Financial Statements

Consolidated Balance Sheets, page 38

3.Please tell us your consideration of recording asset retirement obligations in connection with the future removal of gasoline tanks from your gasoline stations.  Refer to ASC 410.

Response:

Beginning with the Form 10-K for the fiscal year ended September 30, 2017 we will add the following paragraph to Footnote 6 “Other Long-Term Liabilities”:

“The Company reviewed ASC 410 and determined we have a legal obligation to remove the tanks at a point in the future and accordingly determined we have met the requirements of an asset retirement obligation.  The Company followed the ASC 410 model for determining the asset retirement cost and asset retirement obligation.  The amounts recorded are immaterial for each fuel center as well as in the aggregate at September 30, 2017 and September 24, 2016.”

United States Securities and Exchange Commission

April 17, 2017

Notes to Consolidated Financial Statements

7. Long-Term Debt, page 49

4.Reference is made to the last paragraph on page 50 which discusses agreements that restrict your ability to pay dividends.  In future filings, please disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends.   Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:

Beginning with the Form 10-K for the fiscal year ended September 30, 2017 we will replace the last paragraph on page 50 to read as follows (2016 amounts provided here for illustrative purposes):

“At September 24, 2016, property and equipment with an undepreciated cost of approximately $249 million was pledged as collateral for long-term debt.  Long-term debt and Line agreements contain various restrictive covenants requiring, among other things, minimum levels of net worth and maintenance of certain financial ratios.  At September 24, 2016 the Company had excess net worth totaling $58.9 million calculated under covenants in the Notes, the Bonds, and the Line.  This amount is available to pay dividends; however certain loan agreements contain additional provisions that restrict the ability of the Company to pay cash dividends in excess of the current annual per share dividends paid on the Company’s Class A and Class B Common Stock.  Further, the Company is prevented from paying cash dividends at any time that it is in default under the indenture governing the Notes.”

13. Commitments and Contingencies, page 55

5.Reference is made to the first paragraph of this note.  In future filings, please also disclose whether you expect the ultimate liability from all pending legal proceedings and claims will materially affect your cash flows.

Response:

Beginning with the Form 10-K for the fiscal year ended September 30, 2017 we will modify the last sentence of the first paragraph of the note to read as follows:

“In the opinion of management, the ultimate liability, if any, from all pending legal proceedings and claims will not materially affect the Company’s financial position, the results of its operations, or its cash flows.”

United States Securities and Exchange Commission

April 17, 2017

Signatures, page 58

6.The signatures by persons on behalf of the Registrant are not dated. In future filings, please disclose the signature date.  Refer to Form 10-K.

Response:

We will disclose the signature date in all future filings.

_________________________________________

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman

Ronald B. Freeman

Chief Financial Officer